EXHIBIT 3.1(f)

CERTIFICATE OF AMENDMENT TO ARTICLES OF INCORPORATION

FOR NEVADA PROFIT CORPORATIONS

(Pursuant to NRS 78.385 and 78.390 – After issuance of Stock)

1.	Name of corporation: EMS Find, Inc.

2.	The articles have been amended as follows: the following amended Article 3. shall replace, in its entirety, the Article 3. of the Corporation’s Articles of Incorporation:

“3. The corporation shall have authority to issue a total of Two Billion Twenty Million (2,020,000,000) shares, of which Two Billion (2,000,000,000) shares shall be Common Stock, par value $.001 per share (the "Common Stock"), and Twenty Million (20,000,000) shares shall be Preferred Stock, par value $.001 per share (the "Preferred Stock").”

3.	The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: a majority.

__________, 2017	By:	/s/ Steve Rubakh

4. Officer Signature: _____________________________________________________________________________________________

Steve Rubakh, President and Chief Executive Officer